[redacted]

08005234

Ladbrokes PLC

RECEIVED
2008 OCT -7 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

SUPPL

| *DIRECTORS* | *NO. OF SHARES PURCHASED (NOTE 1)* | *NO. OF BONUS SHARES AWARDED (NOTE 2)* | *CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES* |
|---|---|---|---|
| CHRISTOPHER BELL | 34 | 17 | 2,452 |
| JOHN O'REILLY | 34 | 17 | 2,452 |
| **PDMRs** | | | |
| MIKE O'KANE | 34 | 17 | 2,452 |
| MICHAEL NOBLE | 34 | 17 | 2,452 |
| RICHARD AMES | 34 | 17 | 631 |
| BRYAN TAKER | 33 | 17 | 479 |
| BRIAN WALLACE | 34 | 17 | 253 |

**NOTES:**

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 SEPTEMBER 2008 AT 221.25 PENCE PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

PROCESSED
OCT 0 9 2008
THOMSON REUTERS

dlw 10/7

aesp080908

Ladbrokes PLC

# DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") HAS BEEN NOTIFIED BY N M H JONES, SENIOR INDEPENDENT DIRECTOR, THAT HE HAS TODAY PURCHASED 20,000 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") AT 210P PER SHARE.

FOLLOWING THE PURCHASE, MR JONES IS BENEFICIALLY INTERESTED IN 55,000 SHARES.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED
2008 OCT -7 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Ladbrokes plc |
| **2. Reason for the notification** (please tick the appropriate box or boxes) | |
| An acquisition or disposal of voting rights | X |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |
| **3. Full name of person(s) subject to the notification obligation:** | Aberdeen Asset Management PLC's Fund Management Operating Subsidiaries |
| **4. Full name of shareholder(s)** (if different from 3.): | N/A |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 19/09/2008 |
| **6. Date on which issuer notified:** | 23/09/2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 5% |
| **8. Notified details:** | |

## A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| GB00B0ZSH635 | 29,752,541 | 29,752,541 | | | 30,123,541 | | 5% |

## B: Financial Instruments

| Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|
| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
| | | | | |

| Total (A+B) | |
|---|---|
| Number of voting rights | % of voting rights |
| 30,123,541 | 5% |

| 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: |
|---|
| |

| Proxy Voting: | |
|---|---|
| 10. Name of the proxy holder: | N/A |
| 11. Number of voting rights proxy holder will cease to hold: | N/A |
| 12. Date on which proxy holder will cease to hold voting rights: | N/A |

| 13. Additional information: | |
|---|---|

RECEIVED

2008 OCT -7 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Ladbrokes plc |
| **2. Reason for the notification** (please tick the appropriate box or boxes) | |
| An acquisition or disposal of voting rights | X |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |
| **3. Full name of person(s) subject to the notification obligation:** | Morgan Stanley Investment Management Limited ('MSIM') |
| **4. Full name of shareholder(s)** (if different from 3.): | Various clients for which MSIM has voting authority |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 23rd September 2008 |
| **6. Date on which issuer notified:** | 24th September 2008 |
| **7. Threshold(s) that is/are crossed or reached:** | <5% |
| **8. Notified details:** | |

## A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| GB00B0ZSH635 | 35,462,282 | 30,414,560 | 35,415,482 | 29,515,431 | | 4.9148% | |

## B: Financial Instruments

| Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|
| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
| | | | | |

| Total (A+B) | |
|---|---|
| Number of voting rights | % of voting rights |
| 29,515,431 | 4.9148% |

| 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: |
|---|
| |

| Proxy Voting: | |
|---|---|
| 10. Name of the proxy holder: | Morgan Stanley Investment Management Limited |
| 11. Number of voting rights proxy holder will cease to hold: | N/A |
| 12. Date on which proxy holder will cease to hold voting rights: | N/A |

| 13. Additional information: | |
|---|---|

Ladbrokes PLC

# VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 30 SEPTEMBER 2008, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 632,340,433 ORDINARY SHARES OF 28⅓P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 600,579,865. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

END